Mail Stop 3561
                                                                July 11, 2019


    Robert Kalkstein
    Chief Financial Officer
    Blockchain Industries, Inc.
    730 Arizona Ave., Suite 220
    Santa Monica, California 90401

            Re:    Blockchain Industries, Inc.
                   Amendment No. 1 to Form 10-K for Fiscal Year Ended April 30, 2018
                   Filed June 24, 2019
                   Response Dated May 28, 2019
                   File No. 0-51126

    Dear Mr. Kalkstein:

           We have reviewed your May 28, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

           After reviewing your response to these comments, we may have additional comments.
    Unless we note otherwise, our references to prior comments are to comments in our December 3,
    2018 letter.

    Amendment No. 1 to Form 10-K for the Year Ended April 30, 2018

    General

        1. Please file Form 8-K under Item 4.02 regarding the non-reliance on the financial statements included in Form 10-K filed October 29, 2018.

    Item 9A Controls and Procedures

    Management's Report on Internal Control Over Financial Reporting, page 43

        2. We note your disclosure that the weaknesses in your internal control over financial reporting did not result in any material misstatements of your consolidated financial
 Robert Kalkstein
Blockchain Industries, Inc.
July 11, 2019
Page 2

        statements. Please revise to disclose that as a result of the weaknesses in your internal control over financial reporting your financial statements for the year ended April 30,
        2018 included in Form 10-K contained errors and that you restated your financial statements to correct the errors as filed in an amendment to the Form 10-K filed June 24,
        2019.

Financial Statements, page 56

General

    3. Please revise to include a statement of shareholders' equity (deficit) for the year ended
       April 30, 2017.

    4. Please label the consolidated statements of cash flows and consolidated statement of shareholders' equity (deficit) for the year ended April 30, 2018 "as restated."

Consolidated Statements of Shareholders' Equity (Deficit), page 63

    5. We reviewed your response to comment 16 and the revisions to your disclosure. We note that sales of common stock disclosed in the consolidated statements of shareholders'
       equity (deficit) exceeds the proceeds from the issuance of common stock in the consolidated statements of cash flows. Please tell us what the difference represents. If the difference is attributable to non-cash financing transactions, please disclose the non-
       cash transactions in accordance with ASC 230-10-50-3.

Note 2. Summary of Significant Accounting Policies, page 59

Investments in Digital Currencies, page 68

    6. We reviewed your response to comment 20 and the revisions to your disclosure. Please tell us how you concluded that your investments in digital currencies are fully impaired and whether you tested the indefinite-lived assets for impairment in accordance with ASC
       350-30-35. In addition, please explain to us how you determined the fair value of digital currencies in determining the amount of the impairment loss. We may have further substantive comment.

Investments of SAFTs and Pre-ICO Tokens, page 69

    7. Please explain to us why you combine disclosures regarding the investments in equity securities and the promissory note receivable with your disclosures regarding SAFTs rather than providing separate note disclosures.

    8. We reviewed your response to comment 14 and the revisions to your disclosure. You disclose that investments in Utility Tokens received as part of your SAFT agreements are
 Robert Kalkstein
Blockchain Industries, Inc.
July 11, 2019
Page 3

        accounted for as financial assets measured and recorded at cost and that you wrote-off your investments in Utility Tokens since there is no current or future value related to the
        Utility Tokens. As previously requested, please tell us your basis in GAAP for accounting for the Utility Tokens as financial assets as opposed to intangible assets. In addition, please tell us your basis for concluding that there is no current or future value related to the Utility Tokens. Finally, please tell us whether the Utility Tokens were reviewed for impairment in accordance with the guidance in ASC 360-10 and explain to us in detail how you measured the amount of the impairment loss recognized. We may have further substantive comment.

Note 3. Restatement of Financial Statements, page 77

    9. Please disclose the effect of the corrections on each financial statement line item, including net loss per share and cash flows. Please refer to ASC 250-10-50-7a. Please note that this comment also applies to Amendment No. 3 to Form 10-Q for the quarter ended January 31, 2018.

Note 4. Investment in LegatumX, page 78

    10. We reviewed your response to comment 21 and the revisions to your disclosure regarding the consolidation of LegatumX, a variable interest entity. Please tell us in detail why
        Legatum is considered to be a variable interest entity. In addition, please revise to provide the disclosures required by ASC 810-10-50.

    11. We note that you may receive additional shares of LegatumX common stock if
        LexatumX is able to sell the shares of common stock you issued to LexatumX following the effective date of your Form 10. Please revise your disclosure to discuss the impact of the withdrawal of Form 10 on the terms of the agreement with LexatumX. In addition, please tell us in detail how you have the power to direct the activities of Legatum that most significantly impact Legatum's economic performance and the obligation to absorb losses of Legatum or the right to receive benefits from Legatum that could potentially be significant to Legatum.
 Robert Kalkstein
Blockchain Industries, Inc.
July 11, 2019
Page 4

       You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina at (202) 551-3792 or Mara Ransom at (202) 551-3264 with any other questions.


                                                        Sincerely,

                                                        /s/ William H. Thompson

                                                        William H. Thompson
                                                        Accounting Branch Chief
                                                        Office of Consumer
Products